UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             AMENDMENT  NO.  4  TO
                                   FORM 10-SB

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
        UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934


                              SNOCONE SYSTEMS INC.
                ---------------------------------------------
                (Name of small business issuer in its charter)


                  Nevada                              98-0360989
                ----------                           -------------
     (State or other jurisdiction of              (I.R.S.  Employer
      incorporation or organization)             Identification  No.)


  28073 Harbour Centre, 555 West Hastings Street, Vancouver, B.C      V6B 5L8
  --------------------------------------------------------------     --------
          (Address  of  principle  executive  offices)             (Zip  Code)

Issuer's  telephone  number:        (604)  681-7806
                                    ---------------

Securities  to  be  registered  under  Section  12(b)  of  the  Act:  None.

     Title  of  each  class     Name  of  each  exchange  on  which
     To  be  so  registered     each  class  is  to  be  registered


     ----------------------     -----------------------------------


     ----------------------     -----------------------------------

Securities  to  be  registered  under  Section  12(g)  of  the  Act:

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                                (Title of class)

--------------------------------------------------------------------------------
                                (Title of class)

             POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
PART  I

Item  1.  Description  of  Business                                           3

Item  2.  Management's  Discussion  and  Analysis  or  Plan of Operation     11

Item  3.  Description  of  Property                                          17

Item  4.  Security Ownership of Certain Beneficial Owners and Management     18

Item  5.  Directors and Executive Officers, Promoters and Control Persons    18

Item  6.  Executive  Compensation                                            20

Item  7.  Certain  Relationships  and  Related  Transactions                 20

Item  8.  Description  of  Securities                                        22


PART  II

Item  1.  Market  Price  of  and Dividends on the Registrant's Common
Equity and Related Stockholder  Matters                                      24

Item  2.  Legal  Proceedings                                                 24

Item  3.  Changes  in  and  Disagreements  with  Accountants                 24

Item  4.  Recent  Sales  of  Unregistered  Securities                        24

Item  5.  Indemnification  of  Directors  and  Officers                      26


PART  F/S                                                                    28


PART  III

Item  1.  Index  to  Exhibits                                                36


SIGNATURES                                                                   37

                                     PART I

ITEM  1.  DESCRIPTION  OF  BUSINESS
------------------------------------

CORPORATE  BACKGROUND
---------------------

Snocone Systems Inc. ("Snocone" or the "Company") was incorporated under the laws of the State of Nevada on October 12, 2000, under the name Cogen Systems Inc., and is in its early developmental stage. The Company changed its name to Snocone Systems Inc. on December 6, 2001. To date, Snocone's only activities have been organizational, directed at acquiring its principal asset, raising its initial capital and developing its business plan. The Company has generated no revenues to date, has no assets and has part-time management. In addition, the Company's auditors have expressed a going concern qualification with respect to the Company's audited financial statements at December 31, 2001.

On October 12, 2000, Snocone acquired the ownership rights to certain software and intellectual property. The intellectual property assets acquired included all licensing, modification, marketing, distribution and sales rights worldwide in perpetuity. The assignment of rights to the Company is all-inclusive and is without reservation of any right, title, interest or use. Under the terms of the Amended and Restated Agreement and Assignment of Intellectual Property Rights, Walter Williams, the developer of the software, was compensated two thousand
($2,000) dollars and five thousand (5,000 pre-split) shares of Snocone common stock and the other 25 owners were compensated an aggregate of ten thousand (10,000 pre-split) shares. On December 7, 2001, the Company conducted a 200 for 1 forward stock split, increasing the number of shares of common stock held by the assignors of the assets to 3,000,000 shares. A copy of the Amended and Restated Agreement and Assignment of Intellectual Property Rights is included as an exhibit to this registration statement.

Snocone's business plan is to produce and sell its software, and related products and services, to specific target markets. The software is being designed for computer analysis of genomic and proteomic databases and is expected to be useful to genetic researchers, research institutes, biotech firms, universities and other similar types of customers. Snocone plans to initially market the software by participating at tradeshows, seminars and conventions. Snocone has not commenced commercial operations, has no full-time employees and owns no real estate.

Snocone's principal executive offices are located at 28073 Harbour Centre, 555 West Hastings Street, Vancouver, B.C, Canada, V6B 5L8.

INDUSTRY  BACKGROUND
--------------------

On June 26th 2000, the completion of the Human Genome Project was announced. This was the creation of a database containing the entire human genetic sequence and all of the attendant data. The database is approximately 1 Terabyte in size, which is large enough to require a specialized search engine. Snocone owns such a search engine. In essence, Snocone now has a set of directions for building humans and a number of other organisms. Yet, the directions themselves are incomprehensible because no one understands what the directions actually mean or what most of the directions create. However, thousands of researchers across the globe are working on the various aspects of this most difficult problem (source: National Institute of Health). There are many approaches to the problem but each of the approaches faces the difficulty of narrowing down the possibilities from near infinity to a small number that can be exhaustively screened. (source: The Institute for Genomic Research TIGR)

Systemic Narrowing Of Computationally Observed Notational Entities (or SNOCONE) is believed by the Company to be the first high speed, high accuracy software for reducing the size of the required screening in genetic research. Genetic research has been and is likely to remain one of the fastest growing scientific fields in the world, measured by either staff or resources devoted to it (source: National Institute of Health). It is the belief of the developers and management of Snocone, based on discussions with experts in the field, that a large portion of the time, effort and expense of performing genetics research consists of tests conducted to ultimately eliminate false possibilities. Significantly reducing the number of these elimination tests required to validate a target gene should result in cost savings for the institution. Snocone believes that its software will help to do this by reducing the number of tests required to validate results.

SNOCONE'S  SOFTWARE
-------------------

Snocone intends to provide its customers with software capable of narrowing the datasets to be searched when identifying DNA sequences in genomes. Snocone is developing a software program for rapidly searching the genomes. The software is being developed to extract from the genomes a highly focused list of Target Genes that match the specifications entered by a user. The list is processed to reduce the number of Target Genes in the results. The results are returned as either a cursor table or as a file of output depending on a user's request.

SYSTEM  ENVIRONMENT

Snocone's software will run in a networked environment utilizing TCP/IP, which connects together the server and the clients. The server will operate as a data storage and processing unit. As specified, the server will need to be a Relational Database Management System (RDMS) capable of running Remote Procedure Calls ("RPC"). Snocone's software is being developed to run on a server that uses the Unix operating system and Oracle version 8i. The RPC modules will be a combination of Structured Query Language ("SQL") queries and C-language functions for processing. As specified, the triggering of the server RPC will be from the client software running on local user machines.

MAIN  PROCESSES

In general, a user will be able to specify one or more SQL queries and one or more processing functions to be applied to the output of the query. These RPC's will run in sequence against the main data store by the RDMS and the final result will be returned to the user.

The software is currently in alpha stage testing for the human genome product. Once the marketing study, as detailed in Milestone 1 below, is complete, features required for marketing will need to be completed and tested during the beta (final) stage of testing. Non-human genomes are not yet integrated into the software but should not require significant changes to the existing software. The Company currently does not have sufficient funds to complete its Milestone 1 market study. The Company anticipates reaching the beta stage, which is Milestone 2, four to six weeks after funding. The Company currently has not identified any source of funding.

IMPLEMENTATION  OF  BUSINESS  PLAN:  MILESTONES
-----------------------------------------------

Snocone's current business plan involves finalizing development of its software products and services and then selling them to targeted markets. Snocone intends to employ salespeople to call on genetic researchers, institutes, biotech firms, universities and other similar types of customers to interest these professionals in purchasing what Snocone believes is a high-quality, low-cost research system. At this time, there are no specific dates by which the Company intends to accomplish these milestones. If Snocone is able to secure funds, it anticipates launching Milestone 1 within thirty days ("Month 1") of the receipt of the funds. Snocone plans to implement its business plan by meeting the following milestones:

     Milestone 1: Market Survey. Snocone will conduct research into the various potential target markets. The market analysis research is planned to consist of a telephone survey to 100-200 prospective customers, focusing on three or four of the core target markets in the United States and Canada, such as genetic researchers, biotech firms and universities. The survey is likely to contain questions that will help determine the marketing approach and acceptability of the Snocone products and services. The survey is expected to take approximately four to six weeks. The cost of the survey is estimated to range from $15,000-$17,500.

     Milestone 2: Complete the Software. The marketing survey is expected to provide information regarding the preferred manner and interface for delivering the resulting data. It is expected that modifying the web-site and search software to meet the expectations of customers is anticipated to take from one to three months. Some of the findings of the marketing survey that could cause higher costs or longer completion times for this milestone include, but are not limited to, demands for combinations of searches, secondary processing of results, cross species searches, new techniques discovered during implementation and other possible changes in the requirements of the market. Additionally, regulatory changes could occur, which may change the nature of the information that could be returned by the software. Depending on the specific demands of the market found in the marketing survey, these modifications are expected to cost between $15,000 and $65,000. Once Milestone 1 is financed, the Company intends to launch Milestone 2 within 6 to 8 weeks ("Month 3"), assuming the availability of further funds.

     Milestone 3: Hire Salespeople. Once the products and services are ready and the target markets are defined, Snocone intends to hire salespeople to market the products and services. Snocone expects that it may hire three salespeople during its first year of operation. Snocone anticipates that hiring the salespeople may take four to eight weeks and estimates that the cost of the salespeople, not including compensation, will be $30,000. Once Milestone 2 is financed, the Company intends to launch Milestone 3, based on availability of funds, within four months ("Month 7").

     Milestone 4: Establish an Office. Snocone will need an office or offices for its sales force. Snocone will contract for server space in a data center. This will also include equipment, such as computers, facsimile machines and telephones, and other office supplies. Snocone anticipates that it may take eight to twelve weeks to locate acceptable office space and select and purchase equipment. The expense of office rental and related equipment is estimated to be $40,000 per year. Once Milestone 3 is completed, the Company intends to launch Milestone 4, based on availability of funds, within two months ("Month 9").

     Milestone 5: Development of an Advertising Campaign. At the same time a sales force is being hired, Snocone intends to develop an advertising campaign, including establishing a list of prospects based on potential clients identified in the market survey, and designing and printing sales materials. Snocone anticipates that it will take approximately six to ten weeks to develop the advertising campaign. The cost of developing the campaign is estimated at approximately $35,000 per year. Once Milestone 4 is completed, the Company intends to launch Milestone 5, based on availability of funds, within four months ("Month 13").

     Milestone 6. Implementation of Advertising Campaign/Sales Calls. Implementation of the advertising campaign will begin with mailing the sales materials to the identified list of prospects. Approximately two to four weeks thereafter, the salespeople are expected to begin telephone follow-ups and scheduling of sales calls. Although it will be necessary to make sales calls throughout the life of a customer, it is estimated that the first round of sales calls will take approximately eight to twelve weeks to complete. The cost of salary and expenses for three salespeople is estimated at $235,000 per year. Once Milestone 5 is completed, the Company intends to launch Milestone 6, based on availability of funds, within three months ("Month 16").

     Milestone 7: Achieve Revenues. It is difficult to quantify how long it will take to convert a sales call into actual sales and revenues. Snocone will not begin receiving orders until its sales force is able to convince potential customers to purchase the software or subscribe for its services. It may take several months before prospective customers begin to purchase Snocone's products and services. Moreover, customers may not be willing to pay for products and services at the time they order, and may insist on buying on account, which would delay receipt of revenues another month or two. . Once Milestone 6 is completed, the Company intends to launch Milestone 7, based on availability of funds, within three months ("Month 19").

At this time, the Company has no known source of funds. Accordingly, there can be no assurance that any additional funds will be available on terms acceptable to Snocone or at all.

MARKETING  PLAN
---------------

Two alternatives are planned to generate revenue from the software once it is completed: (i) sell the software at a competitive fixed price, per license, that will allow for the unlimited use of the software and provide technical support at an hourly fee ; and (ii) offer a subscription service via the Internet for a competitive monthly fee for use of the software. The fixed price and monthly fees will be determined by the market research that is conducted in Milestone 1. Our intention is to have pricing that is competitive.

The entire Human Genome Database is approximately 1 Terabyte of data and while none of the other genomes are as large, there are large numbers of genomes either existing or soon to exist. This massive data size and its required storage are expected to limit the number of institutions that can host the entire system. Snocone believes that institutions that are either too small or otherwise unequipped for purchasing the system will still want access to its results and thus would pay for access on a subscription basis via the Internet.

When a firm or institution purchases the Snocone software, Snocone intends to arrange for its technicians to install and validate the functioning of the system. Snocone anticipates that it will have to train the customer's staff to use the software and provide ongoing technical support and updates to the software. In the same way, subscribers of Snocone's software and services will also require initial, and in some cases ongoing, training to use the system.

Snocone intends to create and manage certain business and administrative services required for ongoing operations, including product development, inventory, such as manuals and CD's, web-site creation and maintenance, and development and maintenance of an order fulfillment system. Some services such as banking liaisons, legal and regulatory support and employee management will be outsourced to a qualified management firm.

COMPETITION
-----------

The genetic research software industry is new, evolving and competitive. Snocone expects competition to intensify in the future. Barriers to entry are minimal. Current and new competitors can launch software at a relatively low cost. In addition, many governments and large private institutions are actively financing many software projects that could compete with Snocone's software. With no clear dominant leader and increasing public and commercial attention, even more competitors are likely to be attracted to the field.

Snocone's competitors can be divided into several groups, including the following:

 - Open Source freeware software created by researchers and placed in the public domain (e.g. TIGR - The Institute for Genomic Research);

 - In-house software created by the Information Technology departments of major private firms and large universities and developed for a specific research project (e.g. Celera Genomics);

 - University computing consortiums providing access to many software packages as a service to members; and

 -   Commercial  Software  vendors  such  as  Infomax  Inc.

Many of Snocone's potential competitors have longer operating histories, larger customer or user bases, greater brand recognition and significantly greater financial, marketing and other resources than Snocone. In addition, a university may be funded by, receive investments from, or enter into other commercial relationships with, larger, well-established and well-financed companies as use of the human and other genomes increases. Competitors have and may continue to adopt aggressive pricing or availability policies and devote substantially more resources to web-site and systems development than Snocone. Increased competition may result in reduced operating margins for Snocone.

Snocone  believes  that  the  principal  competitive  factors in its market are:

 -   Ability  to  attract  and  retain  customers;

 -   Quality  and  effectiveness  of  software  results;

 -   Product  pricing;

 -   Ability  to  customize  software;  and

 -   Quality  and  responsiveness  of  customer  service.

Snocone believes that it can compete favorably based on these factors. However, Snocone's competitors may duplicate many of the products and services offered on the Snocone site.

Snocone believes that competitive Open Source and university products face several competitive challenges, including the following:

 - Lack of convenience and personalized service. Open Source software is frequently difficult to use and cryptic at best in its explanations. Since nobody owns or is responsible for the software, any problems or difficulties must be solved by the customer alone.

 - Limited product assortment. Both Open Source and university-based software are designed to handle a specific task in a research effort. Broadly useful tools are extremely rare.

 - Higher overall cost of use. One of the more significant motivating factors when selecting a particular software package for research is its effect on the overall cost and speed of research. While Open Source products have a lower price, Snocone believes that its superior results will reduce the overall cost of the research.

As a result of the foregoing limitations, Snocone believes that there is significant unmet demand for an alternative software platform that can provide genetic researchers with a highly focused narrowing of the number of possibilities to be screened during research. Snocone hopes to attract and retain consumers through the following key attributes of its business:

 - Highly Focused Product. Snocone's software is designed to return a much smaller number of Target Genes to be validated than any of its competitors.

 - Convenient and Personalized Service. Open Source software is frequently difficult to use and cryptic at best in its explanations. Since nobody owns or is responsible for the software, any problems or difficulties must be solved by the customer alone. Snocone's software customers, on the other hand, will have full technical support services available from the start.

 - Low Product Prices. Product and services will be competitively priced based on the volume of users and the negligible production costs of additional subscribers or queries. By keeping down its overall inventory, Snocone will not require much warehouse space and will be able to charge less for its products and services. Inventory will consist of manuals and CD's that will be printed as needed.

 - Subscription Alternative. The commercial competitors of which Snocone is aware do not provide a subscription model for their software. Their customers are expected to provide the expertise and staff for maintaining the software they sell. While many institutions can and do provide this staff, the exceptionally tight labor market in the field makes this an expensive additional cost for customers. By providing a subscription model, Snocone believes it can reach a much larger portion of the market.

 - Accessibility to Customized Products. At minimal cost, Snocone can customize the software for particular research needs.

INTELLECTUAL  PROPERTY  PROTECTION
----------------------------------

The software is to be copyrighted and the Company will be filing notice of these copyrights with the copyright office. No intellectual property related applications have been filed or prepared by Snocone to date. Confidentiality policies are internally implemented by Snocone to protect the proprietary information and know-how. These policies include non-disclosure agreements, password protection of source code and computers in addition to physical security of the code and computers.

RESEARCH  AND  DEVELOPMENT
--------------------------

The creator of the Snocone software concept, Walter Williams, spent $2,000 of investor money and has invested over 200 hours of his own time in developing the software in calendar year 2000. He received five thousand (5,000 pre-split) shares of Snocone common stock for his services. Those shares are now equal to one million (1,000,000) shares following a forward stock split that was authorized by the board of directors on December 7, 2001. An additional ten thousand (10,000 pre-split) shares were issued to the investors upon assignment of the software to the Company. Those shares are now equal to two million

(2,000,000) shares following the forward stock split. Snocone plans to continue to develop its research software and its web-site as well as related products and services. The Company requires a further $80,000 of financing for the development of the software, before it will be able to go to the market with its software. The Company has no current source of financing as of the date of this filing.

REGULATORY  ENVIRONMENT
-----------------------

In general, several government agencies, such as the Food and Drug Administration (FDA), Environmental Protection Agency (EPA), Copyrights and Patents, have instigated specific laws and regulations which apply to genetics and other research activity. It is possible for changes to occur in the regulatory environment; however, the precise applicability of these laws and regulations to genetic research is uncertain. The vast majority of such laws were adopted prior to the advent of effective DNA sequencing and, as a result, do not contemplate or address the unique issues of the research. Nevertheless, numerous federal and state government agencies have already demonstrated significant activity in promoting bans and enforcing other regulatory and statutory changes.

Additionally, due to the increasing use of genetic information and research, it is possible that new laws and regulations may be enacted with respect to the use and availability of genetic information covering issues such as patient privacy, cloning, patenting, pricing, ownership and standards of research and services, manipulation, intellectual property rights and information security. The adoption of such laws or regulations and the applicability of existing laws and regulations to genetic information may impair the growth of genetic research and result in a decline in the market for Snocone's software.

EMPLOYEES
---------

Snocone is a development stage company and currently has no employees. Mona Remedios, its President, Secretary and Treasurer, and a director, along with Piers VanZiffle and Walter Williams as directors, currently manage Snocone. The Company looks to Ms. Remedios and Mr. VanZiffle for their entrepreneurial skills and talents, and Mr. Williams for his technical knowledge. For a complete discussion of Ms. Remedios', Mr. VanZiffle's and Mr. Williams' experience, please see the section of this registration statement entitled "Directors, Executive Officers, Promoters and Control Persons" below.

Management plans to use consultants, attorneys and accountants as necessary. Eventually, Snocone plans to hire a number of sales and technical personnel based on the projected size of the market and the compensation necessary to retain qualified employees. A portion of any employee compensation likely would include the right to acquire stock in Snocone, which would dilute the ownership interest of existing holders of outstanding shares of the Company's common stock.

REPORTS  TO  SECURITY  HOLDERS
------------------------------

Snocone has voluntarily elected to file this Form 10-SB registration statement in order to become a reporting company under the Securities Exchange Act of 1934, as amended (the "34 Act"). Following the effective date of this registration statement, Snocone will be required to comply with the reporting requirements of the 34 Act. Snocone will file annual, quarterly and other reports with the Securities and Exchange Commission. Snocone will also be subject to the proxy solicitation requirements of the 34 Act, and, accordingly, will furnish an annual report with audited financial statements to its stockholders.

AVAILABLE  INFORMATION
----------------------

Copies of this registration statement may be inspected, without charge, at the SEC's public reference rooms in Washington, D.C.. Please call the SEC at 1-800-SEC-0300 for further information on the operation of its public reference rooms. In addition, copies of this material also should be available through the Internet by using the SEC's Electronic Data Gathering, Analysis and Retrieval System, which is located at http://www.sec.gov.
                                 ------------------

ITEM  2.   MANAGEMENT'S  DISCUSSION  AND  ANALYSIS  OR  PLAN  OF  OPERATION
---------------------------------------------------------------------------

FORWARD-LOOKING  STATEMENTS
---------------------------

This registration statement contains forward-looking statements, the accuracy of which involve risks and uncertainties. Words such as "anticipates," "believes," "plans," "expects," "future," "intends" and similar expressions are used to identify forward-looking statements. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this registration statement. Snocone's actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by Snocone described elsewhere in this registration statement. These forward-looking statements are based on current expectations, and Snocone assumes no obligation to update this information.

The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the audited financial statements and accompanying notes and the other financial information appearing elsewhere in this registration statement.

OVERVIEW
--------

Snocone is a Nevada corporation, incorporated on October 12, 2000. Snocone is a development stage company that has acquired the intellectual property rights to genetic research software. These rights were purchased on October 12, 2000 for $2,000 and 15,000 shares of common stock (pre-split) from Walter Williams, currently a director of Snocone, and other investors in the development of the software. The 15,000 shares (pre-split) became 3,000,000 following board of directors' approval of a 200 for 1 forward stock split on December 7, 2001.

PLAN  OF  OPERATION
-------------------

Snocone's business is still in its development stage. The Company has not generated any revenue to date. The Company plans to generate revenue by completing the development of its genetic research software and then selling licenses to the software or providing use of the software via the Internet on a subscription basis. In addition, the Company plans to offer technical assistance and training to its customers to assist them with setting up and using the software.

Snocone's business plan is to finish developing its genetic research software products and commence marketing and selling its products and related services to targeted markets. The software is currently in alpha stage testing for the human genome product. Once the marketing study is complete, features required for marketing will need to be completed and tested during the beta (final) stage of testing. Non-human genomes are not yet integrated into the software but should not require significant changes to the existing software. Because of the advanced stage of the development, there do not appear to be any technology related reasons to delay the immediate start of marketing efforts beginning with the survey.

Snocone intends to employ sales people to call on genetic researchers, institutes, biotech firms, universities and other similar types of customers. Prior to commencing marketing of its software, Snocone plans to conduct research into its potential target markets.

For the current fiscal year, Snocone anticipates incurring a loss as a result of organizational expenses, expenses associated with registration under the 34 Act, and expenses associated with setting up a company structure to continue implementing its business plan. Snocone anticipates that until these procedures are completed, it will not generate revenue and will continue to operate at a loss.

(R)
The Company currently has no known formal commitment to receive funds. Over the next two months, the Company intends to actively pursue joint venture partners and outside financing in acquiring the initial funds of $80,000 to complete the software development. Once it completes development of the research software, the Company intends to conduct market research of target markets for its software, to hire sales persons to market and sell the products and services, and to develop and implement an advertising campaign. The total budget for these activities over the next two years is estimated to be $422,500. (R)

LIQUIDITY  AND  CAPITAL  RESOURCES
----------------------------------

No material commitments for capital expenditures were made during the year ended December 31, 2001.

Snocone remains in the development stage and, since inception, has experienced no significant change in liquidity or capital resources or stockholders' equity. Consequently, Snocone's balance sheet as of December 31, 2001, reflects an equity investment of $5,000, in the form of software development costs acquired by the Company. The software development costs acquired have been expensed pursuant to the Company's accounting policy of expensing software development costs until technological feasibility is established. Organizational expenses of $6,228 were expensed to operations.

Snocone expects to carry out its plan of business as discussed above. Mona Remedios will serve in her capacity as an officer and director and Piers VanZiffle and Walter Williams will serve in their capacity as directors of Snocone Systems Inc. without compensation until a market is developed for the software products.

(R)
Management and major shareholders have agreed to loan the company up to $25,000 for its short term expenses over the twelve month period commencing March 31, 2002, including legal and accounting costs incurred by the Company. There is no written agreement and no fixed terms between the parties with respect to the short term funding. As of December 31, 2001, Mona Remedios had paid, on behalf of the Company, organization costs of $4,228 and $2,000 to Walter Williams for technology and was owed $6,228 by the Company. During the three months ended March 31, 2002, Ms. Remedios paid a further $1,000 for audit expense incurred by the Company, and was owed a total of $7,228, which amount is included in the Company's accounts payable at March 31, 2002. (R)

(R)
The Company intends to raise outside financing through equity or debt, with the long term financing through equity, supplemented by revenues generated from anticipated operations. The Company intends to compete in the market place and to establish itself based on producing a superior product, and providing better service and lower pricing than its competitors. The Company intends to accomplish this by providing a user friendly software package and by making available a 24 hour customer service line. The Company believes that the capital market is always ready to support a growing business. The Company's principals intend to initially approach friends and business associates to raise $100,000, which will cover the costs for market research, modifying the web-site and search software, and initial organizational expenses. Once these initial funds are raised, the Company intends to approach investors of means, and potential joint venture partners with programming skills, with the objective of raising funds to complete its business plan. Based primarily on discussions with the developers, Snocone believes that during its first operational quarter, it will need a capital infusion of approximately $125,000 to achieve a sustainable sales level, where ongoing operations can be funded out of revenues. This capital infusion is intended to cover costs of advertising, hiring and paying two to three sales people, and administrative expenses. The Company plans to utilize debt and/or equity financings to fund its short-term and long-term growth. The availability of future financings will depend on market conditions. A portion of the funds may be used to grow the business through acquisition of other businesses. (R)

The Company plans to utilize debt and/or equity financings to fund its short-term and long-term growth. The availability of future financings will depend on market conditions. A portion of the funds may be used to grow the business through acquisition of other businesses.

Snocone will need additional capital to carry out its business plan or to engage in a combination with another business, if such opportunity should arise. No commitments to provide additional funds have been made by management or other stockholders. Accordingly, there can be no assurance that any additional funds will be available on terms acceptable to Snocone or at all. Snocone has no firm commitments for capital expenditures at this time.

The forecast of the period of time through which the Company's financial resources will be adequate to support operations is a forward-looking statement that involves risks and uncertainties. The actual funding requirements may differ materially from this as a result of a number of factors including plans to rapidly expand its new operations. The Company's auditors caution that there can be no assurance that the Company will be able to continue as a going concern or achieve material revenues or profitable operations.

EFFECT  OF  FLUCTUATIONS  IN  FOREIGN  EXCHANGE  RATES

Snocone's reporting and functional currency is the Canadian dollar, however, there have been no transactions in Canadian dollars and therefore there has been no fluctuation in foreign exchange rates. Currently, all of Snocone's operations are located in Canada. Transactions in Canadian dollars will be translated into U.S. dollars using the current rate method, such that assets and liabilities are translated at the rates of exchange in effect at the balance sheet date and revenue and expenses are translated at the average rates of exchange during the appropriate fiscal period. As a result, the carrying value of Snocone's investments in Canada is subject to the risk of foreign currency fluctuations.

OUTLOOK:  ISSUES  AND  UNCERTAINTIES
------------------------------------

Stockholders and prospective purchasers of the Company's common stock should carefully consider the following risk factors in addition to the other information appearing in this registration statement on Form 10-SB.

BUSINESS  RISKS

SNOCONE WILL REQUIRE ADDITIONAL EQUITY FINANCING, WHICH MAY NOT BE AVAILABLE AND MAY DILUTE THE OWNERSHIP INTERESTS OF INVESTORS.

Snocone's ultimate success will depend on its ability to raise additional capital. No commitments to provide additional funds have been made by management or other stockholders. Snocone has not investigated the availability, source or terms that might govern the acquisition of additional financing. When additional capital is needed, there is no assurance that funds will be available from any source or, if available, that they can be obtained on terms acceptable to the Company. If unavailable, Snocone's operations will be severely limited, which may prevent it from implementing its business plan. If equity financing is used to raise additional working capital, the ownership interests of existing stockholders may be diluted.

THE COMPANY MAY BE UNABLE TO PROTECT ITS INTELLECTUAL PROPERTY, TRADE SECRETS AND KNOW-HOW WHICH WOULD REMOVE A BARRIER TO COMPETITION AND MAY DIRECTLY AFFECT THE AMOUNT OF REVENUE IT GENERATES.

Snocone depends heavily on its principal asset, the research software it acquired on October 12, 2000. The Company is dependent on its ability to keep trade secrets and obtain copyrights on its software. Although the Company intends to employ various methods, including trademarks, copyrights and confidentiality agreements with employees, consultants and third party businesses, to protect its intellectual property and trade secrets, there can be no assurance that it will be able to maintain the confidentiality of any of its proprietary technologies, know-how or trade secrets, or that others will not independently develop substantially equivalent technology. The failure or inability to protect these rights could have a material adverse effect on Snocone's operations.

SNOCONE DEPENDS UPON A SMALL NUMBER OF KEY PERSONS TO IMPLEMENT ITS BUSINESS PLAN, AND THE LOSS OF ANY OF THEM MAY AFFECT ITS BUSINESS OPERATIONS.

Snocone is dependent on its officer and directors to implement its business plan, and the loss of any of them may affect its ability to complete the development of its software and to provide the required technical support necessary to competitively market its software. There is no assurance that these persons will continue to manage Snocone's affairs in the future. Snocone has not obtained key man insurance with respect to its officer and directors.

SNOCONE MAY NOT BE ABLE TO EFFECTIVELY MANAGE ITS GROWTH, WHICH COULD HAVE A MATERIAL EFFECT ON ITS BUSINESS OPERATIONS.

Snocone's ability to manage its growth depends in part upon its ability to develop and expand operating, management, information and financial systems, and production capacity, which may significantly increase its future operating expenses. No assurance can be given that it will grow in the future or that it will be able to effectively manage such growth. Its inability to manage its growth successfully could have a material adverse effect on its business, financial condition and results of operations. Snocone cannot successfully implement its business model if it fails to manage its growth.

INVESTMENT  RISK

CONCENTRATION OF OWNERSHIP OF SNOCONE'S OFFICER AND DIRECTORS MAY REDUCE THE CONTROL BY OTHER STOCKHOLDERS OVER THE COMPANY.

Snocone's current officer and directors own over 60% of the Company's outstanding common stock. As a result, other investors in the Company's common stock do not have as much influence on corporate decision-making. In addition, the concentration of control over Snocone's common stock among the insiders could prevent a change in control of the Company.

SNOCONE'S COMMON STOCK IS CONSIDERED A "PENNY STOCK", WHICH MAKES IT MORE DIFFICULT TO SELL THAN AN EXCHANGE-TRADED STOCK.

Snocone's securities are subject to the Securities and Exchange Commission rule that imposes special sales practice requirements upon broker-dealers that sell such securities to other than established customers or accredited investors. For purposes of the rule, the phrase "accredited investor" means, in general terms, institutions with assets exceeding $5,000,000 or individuals having net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, combined with a spouse's income, exceeds $300,000). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of purchasers of the Company's securities to buy or sell in any market that may develop.

In addition, the Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks." (A "penny stock" is any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions). Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, and 15g-7 under the
Securities and Exchange Act of 1934, as amended. The rules may further affect the ability of owners of the Company's shares to sell their securities in any market that may develop for them. Stockholders should be aware that, according to the Securities and Exchange Commission Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include:

 - control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer;

 - manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases;

 - "boiler room" practices involving high pressure sales tactics and unrealistic price projections by inexperienced sales persons;

 - excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and

 - the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the inevitable collapse of those prices with consequent investor losses.

THE ISSUANCE OF ADDITIONAL SHARES MAY HAVE THE EFFECT OF DILUTING THE OWNERSHIP INTEREST OF STOCKHOLDERS.

Any additional issuances of common stock by Snocone from its authorized but unissued shares may have the effect of diluting the percentage interest of existing stockholders. Out of Snocone's 100,000,000 authorized common shares, 95,000,000 or 95% remain unissued at January 4, 2002. The board of directors has the power to issue such shares without stockholder approval. None of the 20,000,000 authorized preferred shares of the Company are issued. Snocone fully intends to issue additional common shares and/or preferred shares in order to raise capital to fund its business operations and growth objectives or as compensation for services rendered on behalf of the Company.

BOARD OF DIRECTORS' AUTHORITY TO SET RIGHTS AND PREFERENCES OF PREFERRED STOCK MAY PREVENT A CHANGE IN CONTROL BY STOCKHOLDERS OF COMMON STOCK.

Preferred shares may be issued in series from time to time with such designation, rights, preferences and limitations as Snocone's board of directors determines by resolution and without stockholder approval. This is an anti-takeover measure. The board of directors has exclusive discretion to issue preferred stock with rights that may trump those of common stock. The board of directors could use an issuance of Preferred Stock with dilutive or voting preferences to delay, defer or prevent common stockholders from initiating a change in control of the Company or reduce the rights of common stockholders to the net assets upon dissolution. Preferred stock issuances may also discourage takeover attempts that may offer premiums to holders of Snocone's common stock.

SNOCONE'S STOCKHOLDERS DO NOT HAVE THE AUTHORITY TO CALL A SPECIAL MEETING THEREBY DISCOURAGING TAKEOVER ATTEMPTS.

Pursuant to Snocone's Amended and Restated Articles of Incorporation, only the board of directors has the power to call a special meeting of the stockholders, thereby limiting the ability of stockholders to effect a change in control of the Company.

SNOCONE DOES NOT ANTICIPATTE PAYING DIVIDENDS TO ITS SECURITY HOLDERS IN THE FORESEEABLE FUTURE, WHICH MAKES INVESTMENT IN ITS STOCK SPECULATIVE OR RISKY.

Snocone has not paid dividends on its common stock and does not anticipate paying dividends on its common stock in the foreseeable future. The board of directors has sole authority to declare dividends payable to the Company's stockholders. The fact that the Company has not and does not plan to pay dividends indicates that the Company must use all of its funds generated by operations for reinvestment in its operating activities and also emphasizes that the Company may not continue as a going concern. Investors also must evaluate an investment in the Company solely on the basis of anticipated capital gains.

LIMITED LIABILITY OF SNOCONE'S EXECUTIVE OFFICER AND DIRECTORS MAY DISCOURAGE STOCKHOLDERS FROM BRINGING A LAWSUIT AGAINST THEM.

Snocone's Amended and Restated Articles of Incorporation and Bylaws contain provisions that limit the liability of directors for monetary damages and provide for indemnification of officers and directors. These provisions may discourage stockholders from bringing a lawsuit against officers and directors for breaches of fiduciary duty and may also reduce the likelihood of derivative litigation against officers and directors even though such action, if successful, might otherwise have benefited the stockholders. In addition, a stockholder's investment in Snocone may be adversely affected to the extent that costs of settlement and damage awards against officers or directors are paid by Snocone pursuant to the indemnification provisions of the Articles of Incorporation and Bylaws. The impact on a stockholder's investment in terms of the cost of defending a lawsuit may deter the stockholder from bringing suit against Snocone's officer or one of its directors. The Company has been advised that the SEC takes the position that this provision does not affect the liability of any director under applicable federal and state securities laws.

ITEM  3.  DESCRIPTION  OF  PROPERTY
-----------------------------------

Snocone currently occupies office space at Suite 1200, 1090 West Pender Street, Vancouver, BC, Canada, V6E 2N7 at a nominal cost to the Company. The Company's telephone number is 604-681-7806. The Company does not believe that it will need to obtain additional office space at any time during the next year. The office space is provided by Sierra Group Inc., which is unaffiliated to Snocone.

ITEM  4.  SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL  OWNERS  AND  MANAGEMENT
-------------------------------------------------------------------------------

The following table sets forth, as of January 4, 2002, Snocone's outstanding common stock owned of record or beneficially by each executive officer and director and by each person who owned of record, or was known by Snocone to own beneficially, more than 5% of its common stock, and the shareholdings of all executive officers and directors as a group. Each person has sole voting and investment power with respect to the shares shown. On January 4, 2002, there were 5,000,000 shares of common stock issued and outstanding.

                                             NUMBER  OF     PERCENTAGE  OF
NAME                                       SHARES  HELD      SHARES  OWNED
----                                       ------------      -------------
Mona  Remedios,  President  and  Director     1,000,000              20.0%
#676,  141  -  757  West  Hastings  Street
Vancouver,  B.C.,  V6C  1A1,  CANADA

Piers  VanZiffle,  Director                   1,000,000              20.0%
#1455  -  409  Granville  Street
Vancouver  B.C.,  V6C  1T2,  CANADA

Walter  Williams,  Director                   1,000,000              20.0%
#676,  141  -  757  West  Hastings  Street
Vancouver,  B.C.,  V6C  1A1,  CANADA

ALL  EXECUTIVE  OFFICERS  AND                 3,000,000              60.0%
DIRECTORS  AS  A  GROUP  (3  persons)

CHANGE  IN  CONTROL
-------------------

Snocone is not aware of any arrangement that would upset the control mechanisms currently in place. Although it is conceivable that a third party could attempt a hostile takeover of the Company, the Company has not received notice of any such effort.

ITEM  5.  DIRECTORS,  EXECUTIVE  OFFICERS,  PROMOTERS  AND  CONTROL  PERSONS
----------------------------------------------------------------------------

The following table sets forth the name, age and position of each director and executive officer of the Company.

NAME                    AGE       POSITION
----                    ---       --------
Mona  Remedios           30       President,  Secretary,
                                  Treasurer  and  Director

Piers  VanZiffle         53       Director

Walter  Williams         36       Director

(R)
Ms. Remedios and Mr. VanZiffle were appointed to serve on the board of directors immediately following the incorporation of Snocone on October 12, 2000. Mr. Williams subsequently became a Director of the Company on December 7, 2001. (R)

Each director will serve staggered terms of one, two, or three years and until their successors are elected and qualified. Officers hold their positions at the pleasure of the board of directors, absent the terms of any employment agreement.

There is no arrangement or understanding between the officer and directors of the Company and any other person pursuant to which any director or officer was or is to be selected as a director or officer of the Company. In addition, there is no agreement or understanding for the officer or directors to resign at the request of another person and the above-named officer and directors are not acting on behalf of nor acting at the direction of any other person. The officer and directors of the Company will devote their time to the Company's affairs on an as needed basis. As a result, the actual amount of time that each will devote to the Company's affairs is not known and is likely to vary substantially from month to month.

BIOGRAPHICAL  INFORMATION
-------------------------

Mona  Remedios  -  President,  Secretary,  Treasurer  and  a  Director
----------------------------------------------------------------------

Ms. Remedios has over ten years of diverse management experience, including national retail chains and non-profit organizations. From 1999 to 2001, she was a bodily injury claims adjuster for State Farm Insurance. She has extensive experience in teaching and training procedures in commercial environments. She has created training manuals for two retail chains, and directed training seminars for three. In 1992, Ms. Remedios created a society that organized fundraisers for non-profit organizations, including the Red Cross and Aids Network. She directed over fifty volunteers and organized seven committees, including software specialists. She founded the BCA Pool Players Association in 1996 and sent delegates to the International championships. Ms. Remedios attended the University of Alberta attaining a B.A. in Anthropology in 1999.

Piers  VanZiffle  -  Director
-----------------------------

Mr. VanZiffle has over twenty-five years of management and business experience. He has extensive experience in retail management, having spent ten years as the general manager of a license department of 'The Bay' where he oversaw the expansion of that license from four stores to twenty one stores. Currently, Mr. VanZiffle provides management consulting services to private businesses. Mr. VanZiffle has been a financial consultant to Target Group Marketing, a private company he has been developing since 1988. He also worked with The Profit Recovery Group from February 1999 to February 2000, and with The Vitamin Centres at The Bay from January 1990 to January 1999.

Walter  Williams  -  Director
-----------------------------

Mr. Williams has extensive experience serving as an executive in technology companies. He most recently was Chief Technical Officer of Walrus Corp and designed its software technology. He founded and continues as Research Director for the non-profit Institute for Fair Elections where he developed advanced algorithms for detecting fraud in massive elections databases. Mr. Williams was the founder and CEO of MEBSoft Computer, specializing in software for analyzing medical insurance company payments until its sale to Oncology Services Corporation for $2.4M. in 1994. During a lengthy association with Loma Linda University Medical Center, he developed Medical Director software for the management of patient information, assisted with the development of the Proton Accelerator Control Software and several other medical research database projects. Mr. Williams is a member of the Association for Computing Machinery and former member of American Medical Informatics Association and IEEE. He attended the University of Houston and California State University San Bernardino.

CONFLICTS  OF  INTEREST
-----------------------

The officer and directors of the Company will devote only a portion of their time to the affairs of the Company, estimated to be approximately ten hours per week. There will be occasions when the time requirements of the Company's business conflict with the demands of their other business and investment activities. Such conflicts may require that the Company attempt to employ additional personnel. There is no assurance that the services of such persons will be available or that they can be obtained upon terms favorable to the Company.

There is no procedure in place that would allow the officer and directors to resolve potential conflicts in an arms-length fashion. Accordingly, they will be required to use their discretion to resolve them in a manner that they consider appropriate.

ITEM  6.  EXECUTIVE  COMPENSATION
---------------------------------

No officer or director has received any remuneration from Snocone since its inception. Although there is no current plan in existence, it is possible that Snocone will adopt a plan to pay or accrue compensation to its officer and directors for services related to the implementation of Snocone's business plan.

Snocone has no stock option, retirement, incentive, defined benefit, actuarial, pension or profit-sharing programs for the benefit of its director or officer, but the Board of Directors may recommend adoption of one or more such programs in the future. Snocone has no employment contract or compensatory plan or arrangement with its executive officer. The directors currently do not receive any cash compensation from the Company for service as members of the Board of Directors. There is no compensation committee, and no compensation policies have been adopted.

ITEM  7.  CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS
------------------------------------------------------------

Snocone purchased its principal asset, which includes the ownership rights to the research software in an arms length fair market value transaction from Mr. Williams for $2,000 and 5,000 shares of common stock (pre-split) and from the 25 other owners for an aggregate of 10,000 shares of common stock on a pre-split basis on October 12, 2000. Mr. Williams, who was at the time of this transaction an unrelated party to Snocone, subsequently became a Director of the Company on December 7, 2001.

No other transactions with management or other parties occurred during the year that would otherwise be included under this item.

The Company intends to comply with the following Nevada Private Corporations Law Sections with respect to contracts or transactions that may present a conflict of interest with one of Snocone's directors or officers:

- Section 78.138(1), which provides that"[d]irectors and executive officers shall exercise their powers in good faith and with a view to the interests of the corporation";

- Section 78.138(2), which provides that"[d]irectors and officers, in deciding upon matters of business, are presumed to act in good faith, on an informed basis and with a view to the interests of the corporation";

- Section 78.140(1)(a), which provides that a contract or other transaction is not void or voidable solely because it is between the corporation and one or more of its directors or officers or another corporation, firm or association which one or more of its directors or officers are directors and officers or are financially interested;

- Section 78.140(1)(b), which provides that a contract or other transaction is not void or voidable solely because a common or interested director or officer authorizes or approves the contract or transaction at a meeting of the board of directors or a committee thereof or by written consent;

- Section 78.140(2), which provides that the circumstances in which a contractor other transaction is not void or voidable are: (a) the fact of the common directorship or financial interest is known to the board of directors and the board of directors authorizes, approves or ratifies the contract or transaction in good faith by a vote sufficient for the purpose without counting the vote or votes of the common or interested director or directors; (b) the fact of the common directorship, office or financial interest is known to the stockholders, and they approve or ratify the contract or transaction in good faith by a majority vote of stockholders holding a majority of the voting power; (c) the fact of the common directorship, office or financial interest is not known to the director or officer at the time the transaction is brought before the board of directors of the corporation for action; (d) the contract or transaction is fair as to the corporation at the time it is authorized or approved;

- Section 78.140(3), which provides that"[c]ommon or interested directors may be counted in determining the presence of a quorum at a meeting of the board of directors or a committee thereof which authorizes, approves or ratifies a contract or transaction, and if the votes of the common or interested directors are not counted at the meeting, then a majority of the disinterested directors may authorize, approve or ratify a contract or transaction";

- Section 78.140(4), which provides that"[u]nless otherwise provided in the articles of incorporation or bylaws, the board of directors, without regard to personal interest, may establish the compensation of directors for services in any capacity" and such compensation is presumed to be fair to the corporation unless proven unfair by a preponderance of the evidence. See Section 3.16 and
4.10  of  Snocone's  Amended  and  Restated  Bylaws.

ITEM  8.  DESCRIPTION  OF  SECURITIES
-------------------------------------

The following is a description of the material terms of Snocone's capital stock. This description does not purport to be complete and is subject to and qualified in its entirety by Snocone's most current articles of incorporation and bylaws, which are included as exhibits to this registration statement, and by the applicable provisions of Nevada law.

Snocone's authorized capital stock consists of 100,000,000 shares of common stock, par value $0.001 per share, and 20,000,000 shares of preferred stock, par value $0.001 per share.

COMMON  STOCK
-------------

Each record holder of common stock is entitled to one vote for each share held on all matters properly submitted to the stockholders for their vote. The articles of incorporation do not permit cumulative voting for the election of directors, and stockholders do not have any preemptive rights to purchase shares in any future issuance of Snocone's common stock.

Because the holders of shares of Snocone's common stock do not have cumulative voting rights, the holders of more than 50% of the outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose. In such event, the holders of the remaining shares will not be able to elect any of our directors.

The holders of shares of common stock are entitled to dividends, out of funds legally available therefore, when and as declared by the Board of Directors. The Board of Directors has never declared a dividend and does not anticipate declaring a dividend in the future. In the event of liquidation, dissolution or winding up of our affairs, holders are entitled to receive, ratably, the net assets of the Company available to stockholders after payment of all creditors. Under Snocone's articles of incorporation, only the Board of Directors has the power to call a special meeting of the stockholders, thereby limiting the ability of stockholders to effect a change in control of the Company by changing the composition of its Board.

All of the issued and outstanding shares of common stock are duly authorized, validly issued, fully paid, and non-assessable. To the extent that additional shares of Snocone's common stock are issued, the relative interests of existing stockholders may be diluted.

PREFERRED  STOCK
----------------

The Board of Directors may determine, in whole or in part, the preferences, limitations and relative rights, within the limits set forth by the laws of the State of Nevada, or any successor statute, of any class of its preferred stock before the issuance of any shares of that class or one or more series within that class before the issuance of any shares of that series. This is an anti-takeover measure. The Board of Directors has exclusive discretion to issue preferred shares with rights that may trump those of its common stock. The Board of Directors could use an issuance of preferred stock with dilutive or voting preferences to delay, defer or prevent common stock stockholders from initiating a change in control of the Company or reduce the rights of common stockholders to the net assets upon dissolution. Preferred stock issuances may also discourage takeover attempts that may offer premiums to holders of the Company's common stock. The Company has no plans, commitments or understandings to issue preferred stock at this time.

TRANSFER  AGENT
---------------

Snocone is currently serving as its own transfer agent, and plans to continue to serve in that capacity until such time as management believes it is necessary or appropriate to employ an independent transfer agent. Should Snocone's securities be quoted on any exchange or OTC quotation system or application is made to have the securities quoted, an independent transfer agent will be appointed.

                                     PART II

ITEM  1.  MARKET  PRICE  OF  AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND
--------------------------------------------------------------------------------
RELATED  STOCKHOLDER  MATTERS
-----------------------------

No established public trading market exists for Snocone's securities. Snocone has no common equity subject to outstanding purchase options or warrants. Snocone has no securities convertible into its common equity outstanding. There is no common equity that can currently be sold pursuant to Rule 144 under the Securities Act of 1933, as amended, or that Snocone has agreed to register under the Securities Act of 1933, as amended, for sale by stockholders.

On January 4, 2001, the Company's issued and outstanding common stock totalled 5,000,000 shares, held by approximately 28 stockholders of record.

The Company has not paid dividends in prior years and has no plans to pay dividends in the near future. The Company intends to reinvest its earnings, if any are achieved, in the continued development and operation of its business. Any payment of dividends would depend upon the Company's pattern of growth, profitability, financial condition, and such other factors as the Board of Directors may deem relevant.

ITEM  2.  LEGAL  PROCEEDINGS
----------------------------

To the knowledge of Snocone's executive management and directors, neither the Company nor its subsidiaries are party to any legal proceeding or litigation and none of its property is the subject of a pending legal proceeding and the executive officers and directors know of no other threatened or contemplated legal proceedings or litigation.

ITEM  3.  CHANGES  IN  AND  DISAGREEMENTS  WITH  ACCOUNTANTS
------------------------------------------------------------

None.

ITEM  4.  RECENT  SALES  OF  UNREGISTERED  SECURITIES
-----------------------------------------------------

Snocone had reasonable grounds to believe immediately prior to making an offer to the private investors, and did in fact believe, when such subscriptions were accepted, that such purchasers (1) were purchasing for investment and not with a view to distribution, and (2) had such knowledge and experience in financial and business matters that they were capable of evaluating the merits and risks of their investment and were able to bear those risks. The purchasers had access to pertinent information enabling them to ask informed questions. All such sales were made without the aid of underwriters, and no sales commissions were paid.

On October 12, 2000, Snocone issued 10,000 shares of common stock (pre-split) to Mona Remedios and Piers VanZiffle in satisfaction of certain organizational expenses (approximating $2,000.00) and as compensation for services performed by the two individuals. The offer and issuance of the stock was exempt from registration under Section 4(2) and/or Rule 506 of Regulation D under the Securities Act of 1933, as amended (the "Act"), due to the Ms. Remedios and Mr.

VanZiffle being Snocone's founders and serving as officer and directors, and the limited number of subscribers (two). The offering and issuance was also exempt from registration pursuant to Regulation S under the Act due to the foreign residence of the individuals.

On October 12, 2000, Snocone issued 15,000 shares of common stock (pre-split) to 26 stockholders in exchange for certain software and intellectual property assets. The assets acquired included all licensing, modification, marketing, distribution and sales rights worldwide in perpetuity. The issuance of the stock was exempt from registration pursuant to Section 4(2) and Regulation S of the Act. Walter Williams, one of the subscribers, currently serves as a director. All 26 subscribers reside outside of the United States. The investors are as follows:

NAME  OF                  NUMBER  OF
STOCKHOLDER            SHARES (PRE-SPLIT)
-----------               ----------

Walter  Williams               5,000

Dana  Remedios                 1,000

Eagle  Transport *             1,000

Popcorn  Holdings  Inc. **     1,000

Vivian  Lundgren               1,000

Anne  Verhoeve                 1,000

Dianne  Devine                 1,000

Clinica  Natural  Limited ***  1,000

Anthony  Remedios              1,000

Tove  Chen                     1,000

Bernard  Hughes                  100

Myrna  Halpenny                  100

Lyle  Taylor                     100

Sonya  Taylor                    100

Davlaur  Equities  S.A. ****     100

Lynn  Green                      100

Susan  Pyne                      100

Gordon  Reid                     100

Vera  Unwin                       25

Derric  Fostey                    25

Melvyn  Zabensky                  25

James  Sanford                    25

Greg  Shafransky                  25

Megan  Ward                       25

Kim  Paterson                     25

Karen  DeVito                     25


The following are the natural persons who exercise dispositive or voting power over each of the non-public entities listed:
*Eagle  Transport  -  Lorenzo  Oliva,  Sole  Director  &  Officer
**Popcorn  Holdings  Ltd.  -  Anne  Verhoeve,  Sole  Director  &  Officer
***Clinica Natural Limited - Lorenzo Oliva, Sole Director & Officer ****Davlaur Equities S.A. - Anthony Remedios, Sole Director & Officer

On December 7, 2001, Snocone issued a total of 4,975,000 shares of its common stock to its 28 stockholders on a 200 for 1 basis in connection with a share dividend by the Company. The issued stock is exempt from registration pursuant to Section 3(a)(9) of the Act.

ITEM  5.  INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS
-------------------------------------------------------

As permitted by Nevada law, the Company's Amended and Restated Articles of Incorporation, filed as Exhibit 3.1 to this registration statement, provide that the Company may indemnify a person who is a party or threatened to be made a party to an action, suit or proceeding by reason of the fact that he or she is an officer, director, employee or agent of the Company, against such person's costs and expenses incurred in connection with such action so long as he or she has acted in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the Company, and, in the case of criminal actions, had no reasonable cause to believe his or her conduct was unlawful. Nevada law requires a corporation to indemnify any such person who is successful on the merits or defence of such action against costs and expenses actually and reasonably incurred in connection with the action.

The Company's Amended and Restated Bylaws, filed as Exhibit 3.2 to this registration statement, provide that the Company will indemnify its officers and directors for costs and expenses incurred in connection with the defence of actions, suits, or proceedings against them on account of their being or having been directors or officers of the company, absent a finding of negligence or misconduct in office. The Company's Amended and Restated Bylaws also permit the Company to maintain insurance on behalf of its officers, directors, employees and agents against any liability asserted against and incurred by that person whether or not the Company has the power to indemnify such person against liability for any of those acts.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

                                    PART F/S
FINANCIAL  STATEMENTS
---------------------

Independent  Auditors'  Report                                               29

Balance  Sheets  as  at  December  31,  2001  and  2000  (audited)           30

Statements  of Operations for the year ended December 31, 2001 and periods ended from inception  (October  12,  2000)  through
December  31,  2001 and 2000 (audited)                                       31

Statements  of Cash Flows for the year ended December 31, 2001 and periods ended from inception  (October  12,  2000)  to December  31,
2001 and 2000  (audited)                                                     32

Statement  of  Stockholder's  Deficiency for the period from inception
(October 12, 2000)  to December  31, 2001  (audited)                         33

Notes  to  the  Financial  Statements                                        34

                          Independent Auditors' Report
                          ----------------------------
To  the  Stockholders  and  Directors
of  Snocone  Systems  Inc.
(A  Development  Stage  Company)


We have audited the accompanying balance sheets of Snocone Systems Inc. (A Development Stage Company) as of December 31, 2001 and 2000 and the related statements of operations, stockholders' deficiency and cash flows for the period from October 12, 2000 (Date of Inception) to December 31, 2000, the year ended December 31, 2001 and the period from October 12, 2000 (Date of Inception) to
December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Snocone Systems Inc. (A Development Stage Company), as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the period from October 12, 2000 (Date of Inception) to December 31, 2000 and the year ended December 31, 2001, in conformity with U.S. generally accepted accounting principles.


The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1(b) to the financial statements, the Company has not generated any revenues or conducted any operations since inception. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



"MORGAN  &  COMPANY"

CHARTERED  ACCOUNTANTS
Vancouver,  Canada
January 11, 2002



Snocone  Systems  Inc.
(A  Development  Stage  Company)
Balance  Sheets
(expressed  in  U.S.  dollars)



                                                    December 31,          December 31,
                                                           2001                  2000
                                                              $                     $


Assets                                                        0                     0
                                                      ---------              --------

Liabilities and Stockholders' Deficiency

Current Liabilities

Accounts payable                                          7,228                 5,758
                                                      ---------              --------

Contingent Liability (Note 1)

Stockholders' Deficiency

Common Stock:
100,000,000 shares authorized with a par value of $.001;
Preferred Stock:
20,000,000 shares authorized with a par value of $.001;

5,000,000 shares of common stock issued and outstanding   5,000                 5,000

Additional Paid-in Capital                                    0                     0
                                                      ---------              --------

                                                          5,000                 5,000

Deficit Accumulated During the Development Stage        (12,228)              (10,758)
                                                      ---------              --------
                                                         (7,228)               (5,758)
                                                      ---------              --------
                                                              0                     0
                                                      ---------              --------


                                       30


Snocone  Systems  Inc.
(A  Development  Stage  Company)
Statements  of  Operations
(expressed  in  U.S.  dollars)



                                  Accumulated from                                              From
                                  October 12, 2000                 For the          October 12, 2000
                               (Date of Inception)              Year Ended        (Date of Inception)
                                    to December 31,            December 31,           to December 31,
                                              2001                    2001                      2000
                                                 $                       $                         $



Expenses

Professional  fees                           1,000                  1,000                          0
Organization expenses                        6,228                    470                      5,758
Software development                         5,000                      0                      5,000
                                           --------                  -----                  --------
                                            12,228                  1,470                     10,758
                                           --------                  -----                  --------
Net Loss                                   (12,228)                (1,470)                   (10,758)
                                           --------                  -----                  --------


Net Loss Per Share                                                  (0.00)                     (0.00)
                                                                    ------                     -----

Weighted Average
Shares Outstanding                                              5,000,000                  5,000,000
                                                                ---------                  ---------

                                       31

Snocone  Systems  Inc.
(A  Development  Stage  Company)
Statements  of  Cash  Flows
(expressed  in  U.S.  dollars)


                                                            Accumulated from                                      From
                                                            October 12, 2000               For the    October 12, 2000
                                                          (Date of Inception)           Year Ended  (Date of Inception)
                                                              to December 31,             December      to December 31,
                                                                        2001              31, 2000                2000
                                                                           $                     $                   $



Cash Flows to Operating Activities
Net loss                                                             (12,228)               (1,470)           (10,758)

Non cash items

Expenses not paid with cash                                            5,000                     0              5,000
Accounts payable                                                       7,228                 1,470              5,758
                                                                     --------                 -----           --------
Net Cash Used by Operating Activities                                      0                     0                  0
                                                                     --------                 -----           --------
Net Cash Provided by Financing Activities                                  0                     0                  0
                                                                     --------                 -----           --------
Net Cash Used by Investing Activities                                      0                     0                  0
                                                                     --------                 -----           --------

Change in cash                                                             0                     0                  0

Cash - beginning of period                                                 0                     0                  0
                                                                     --------                 -----           --------
Cash - end of period                                                       0                     0                  0
                                                                     --------                 -----           --------

Non-Cash Financing Activities

A total of 3,000,000 shares were issued
for the acquisition of software development costs                      3,000                     0              3,000

A total of 2,000,000 shares were                                       2,000                     0              2,000
issued for organization of the Company
                                                                     --------                 -----           --------
                                                                       5,000                     0              5,000
                                                                     --------                 -----           --------


Snocone  Systems  Inc.
(A  Development  Stage  Company)
Statement  of  Stockholders'  Deficiency
From October 12, 2000 (Date of Inception) to December 31, 2001
(expressed  in  U.S.  dollars)



                                                                                                                 Deficit
                                                                                                               Accumulated
                                                                       Additional                               During the
                                                 Common Stock            Paid-in                               Development
                                               Shares    Amount          Capital            Total                 Stage
                                                  #         $               $                 $                     $



Balance - October 12, 2000
(Date of Inception)                                 0          0               0               0                     0

Stock issued for $2,000 of
organization expenses                       2,000,000      2,000               0           2,000                     0


Stock issued for Software
development costs                           3,000,000      3,000               0           3,000                     0

Net loss for the period                             0          0               0               0               (10,758)
                                            ----------     ------             --           ------              --------


Balance - December 31, 2000                 5,000,000      5,000               0           5,000               (10,758)

Net loss for the year                               0          0               0               0                (1,470)
                                            ----------     ------             --           ------              --------

Balance - December 31, 2001                 5,000,000      5,000               0           5,000               (12,228)
                                            ----------     ------             --           ------              --------


Snocone  Systems  Inc.
(A  Development  Stage  Company)
Notes  to  Financial  Statements
(expressed  in  U.S.  dollars)


1.     Nature of Operations

a) Development  Stage  Company

Snocone Systems Inc. herein (the "Company") was incorporated in the State of Nevada on October 12, 2000, under the name Cogen Systems Inc., and is in its early developmental stage. The Company changed its name to Snocone Systems Inc. on December 6, 2001. To date, the Company's only activities have been organizational, directed at acquiring its principal asset, raising its initial capital and developing its business plan.

On October 12, 2000, the Company acquired the ownership rights to certain software and intellectual property. The intellectual property acquired includes all licensing, modification, marketing, distribution and sales rights worldwide in perpetuity. Under the terms of the Agreement and Assignment of Intellectual Property Rights, a cash payment of two thousand ($2,000) dollars was made on behalf of the Company and the Company issued fifteen thousand (15,000) shares of common stock, now three million (3,000,000) shares following a forward stock split that was authorized by the Board of Directors on December 7, 2001. A copy of the Agreement and Assignment of Intellectual Property Rights is included as an exhibit to this registration statement.


b)  Going  Concern

(R)
Since inception, the Company has suffered recurring losses, net cash outflows from operations and at December 31, 2001 has a working capital deficiency of $7,228. The company expects to continue to incur substantial losses to complete the development and testing of its Intellectual Property. Since its inception, the company has funded operations through common stock issuances and a related party loan from the Company's President, with no fixed terms of repayment, in order to meet its strategic objectives. Management believes that sufficient funding will be available to meet its business objectives including anticipated cash needs for working capital and is currently evaluating several financing options. However, there can be no assurance that the Company will be able to obtain sufficient funds to continue the development of, and if successful, to commence the sale of its products under development. As a result of the foregoing, there exists substantial doubt about the company's ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty. (R)

2.     Summary  of  Significant  Accounting  Policies

     (a)     Year  end

The  Company's  fiscal  year  end  is  December  31.

     (b)     Software  Development  Costs

The costs to develop new software products and enhancements to existing software products will be expensed as incurred until technological feasibility has been established. Once technological feasibility has been established, any additional costs will be capitalized.

     (c)     Use  of  Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods. Actual results could differ from those estimates.

      (d)  Net  Loss  Per  Share

Net loss per share is calculated using the weighted average number of common shares outstanding during the period. Fully diluted loss per share is not presented as the impact of the exercise of options is anti-dilutive.

3.    Forward  Stock  Split

On December 7, 2001, the Company conducted a 200 for 1 forward stock split, increasing the number of shares of common stock held by the assignors of the assets to 3,000,000 shares.

4.     Related  Party  Transaction

An individual who became a director of the Company on December 7, 2001 received $2,000 cash and 1,000,000 common shares pursuant to the acquisition of technology described.

(R)
The President of the Company paid $6,228 in expenses on behalf of the Company. The Company has included this $6,228 in its accounts payable as owing to the President at December 31, 2001. There are no fixed terms of repayment.
(R)

                                    PART III

ITEM  1.  INDEX  TO  EXHIBITS
-----------------------------

Exhibit  No.     Description
------------     -----------

 3.1*   Amended  and Restated  Articles of Incorporation dated December 4, 2001

 3.2*   Amended  and  Restated  Bylaws  dated  December  4,  2001

 4.1*   Specimen  Common  Stock  Certificate

10.1* Amended and Restated Agreement and Assignment of Intellectual Property Rights between Snocone Systems Inc. (formerly Cogen Systems Inc.) and Walter Williams dated March 5, 2002

23.1    Consent of Independent Accountants


* Previously filed with the SEC.

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        SNOCONE SYSTEMS INC.

(R)
Date:    May 3, 2002                    By:  /s/ Mona Remedios
      -------------------                    -----------------
                                        Name:    Mona  Remedios
                                                 --------------
                                        Title:   President,  Secretary  and
                                                 --------------------------
                                                                  Treasurer
                                                                  ---------
                                                                       (R)

                                  EXHIBIT INDEX

Exhibit  No.     Description
------------     -----------
 3.1*   Amended and Restated Articles of Incorporation dated December 4, 2001

 3.2*   Amended  and  Restated  Bylaws  dated  December  4  2001

 4.1*   Specimen  Common  Stock  Certificate

10.1* Amended and Restated Agreement and Assignment of Intellectual Property Rights between Snocone Systems Inc. (formerly Cogen Systems Inc.) and Walter Williams dated March 5, 2002

23.1    Consent of Independent Accountants

* Previously filed with the SEC.